Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 24, 2022, on the consolidated financial statements of Zymeworks Inc., which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, and our report dated February 24, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021, which are incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants

March 7, 2023

Vancouver, Canada